UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SkyAI, Inc.

(Names of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

INCLUDING ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS

UNDER THE RIGHTS PLAN

AND

STRATEGIC WARRANTS TO PURCHASE COMMON STOCK

AND

CASH PRE-FUNDED WARRANTS TO PURCHASE COMMON STOCK

AND

CRYPTOCURRENCY PRE-FUNDED WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

82003F 309

(CUSIP Number of Class of Securities)

Paul K. Danner

Principal Executive Officer

SkyAI, Inc.

105 Maxess Road,

Melville, New York 11747

Telephone: (631) 574 -4436

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

With copies to:

Jonathan Deblinger, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

Tel: (212) 370-1300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed by SkyAI, Inc., a Nevada corporation (“SkyAI” or the “Company”), with the U.S. Securities and Exchange Commission (“SEC”) on October 16, 2026 (as amended and supplemented, the “Schedule TO”) relating to the tender offer by the Company (“Offer”) to purchase for cash to purchase up to 48,311,489 shares of its common stock, par value $0.0001 per share, including the associated preferred share purchase rights issued pursuant to the Rights Plan, by and between the Company and VStock Transfer LLC, as rights agent, and up to 4,880,734 cash pre-funded warrants issued pursuant to the securities purchase agreements entered into by the Company dated August 25, 2025 (“Cash Pre-Funded Warrants”), 9,939,850 pre-funded warrants issued pursuant to the cryptocurrency securities purchase agreements dated August 25, 2025 (“Cryptocurrency Pre-Funded Warrants” and together with the Cash Pre-Funded Warrants, the “Pre-Funded Warrants”), and 3,955,293 warrants issued pursuant to the Strategic Advisor Agreement dated August 28, 2025 (“Strategic Warrants”), each at a purchase price of $3.00 per share (less $0.0001 in the case of the pre-funded warrants and strategic warrants), to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2026 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), in the related Letter of Transmittal for Common Stock (the “Letter of Transmittal for Common Stock”), a copy of which is attached hereto as Exhibit (a)(1)(B), and in the related Letter of Transmittal for Pre-Funded Warrants and Strategic Warrants (the “Letter of Transmittal for Pre-Funded Warrants and Strategic Warrants” and together with the Letter of Transmittal for Common Stock, the “Letters of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(C).

This Amendment No. 1 amends the Schedule TO to (i) update Item 12 of the Schedule TO to include an email sent from Mackenzie Partners, Inc to shareholders; and (ii) to update Item 12 of the Schedule TO to include a press release issued by the Company on October 19, 2026.

This Schedule TO is intended to satisfy the reporting requirements of 13e-4 under the Exchange Act.

The purpose of this Amendment is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the other exhibits to the Schedule TO remains unchanged. This Amendment No. 1 should be read with the Schedule TO, the Offer to Purchase and the related Letters of Transmittal, and the other exhibits to the Schedule TO.

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ITEM 12. EXHIBITS.

An exhibit index immediately preceding the signature page hereto is incorporated by reference.

Exhibit Index

(a)(1)(A)*	Offer to Purchase dated October 15, 2026

(a)(1)(B)*	Letter of Transmittal for Common Stock

(a)(1)(C)*	Letter of Transmittal for Pre-Funded Warrants and Strategic Warrants

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Press Release dated October 11, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 13, 2026).

(a)(1)(G)*	Press Release dated October 14, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 15, 2026).

(a)(1)(H)	Email from MacKenzie Partners, Inc to Shareholders.

(a)(1)(I)	Press Release dated October 19, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 19, 2026).

(b)	Not Applicable.

(c)	Not Applicable

(d)(1)*	Form of Underwriting Agreement (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on January 30, 2025)

(d)(2)*	Certificate of Designation of Series D Preferred Stock, dated July 16, 2025 (incorporated by reference to Exhibit 3.1 of the current report on Form 8-K filed on July 18, 2025)

(d)(3)*	Form of Series A Warrant (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed on January 30, 2025)

(d)(4)*	Form of Series B Warrant (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed on January 30, 2025)

(d)(5)*	Form of Cash Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed on August 25, 2025)

(d)(6)*	Form of Cryptocurrency Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 of the current report on Form 8-K filed on August 25, 2025)

(d)(7)*	Form of Cash Stapled Warrant (incorporated by reference to Exhibit 4.3 of the current report on Form 8-K filed on August 25, 2025)

(d)(8)*	Form of Cryptocurrency Stapled Warrant (incorporated by reference to Exhibit 4.4 of the current report on Form 8-K filed on August 25, 2025)

(d)(9)*	Form of First Amendment to Series A Warrant (incorporated by reference to Exhibit 4.5 of the current report on Form 8-K filed on August 25, 2025)

(d)(10)*	Strategic Warrant (incorporated by reference to Exhibit 4.6 of the current report on Form 8-K filed on September 2, 2025)

(d)(11)*	2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.36 of the Registrant’s Registration Statement on Form S-1; 333-284237, originally filed on January 22, 2025)

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(d)(12)*	Subscription and Investment Representation Agreement, dated July 16, 2025, by and between Sharps Technology, Inc. and Paul K. Danner (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on July 18, 2025)

(d)(13)*	Form of Cash Securities Purchase Agreement, dated as of August 25, 2025, between Sharps Technology, Inc. and each Purchaser (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on August 25, 2025)

(d)(14)*	Form of Cryptocurrency Securities Purchase Agreement, dated as of August 25, 2025, between Sharps Technology, Inc. and each Purchaser (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed on August 25, 2025)

(d)(15)*	Form of Registration Rights Agreement, dated as of August 25, 2025, between Sharps Technology, Inc. and each Holder (incorporated by reference to Exhibit 10.3 of the current report on Form 8-K filed on August 25, 2025)

(d)(16)*	Amended and Restated Employment Agreement dated May 13, 2026, by and between Company and Alice Zhang (incorporated by reference to Exhibit 10.2 of the quarterly report on Form 10-Q filed on May 14, 2026)

(d)(17)*	Amended and Restated Employment Agreement dated May 13, 2026, by and between Company and Paul K. Danner (incorporated by reference to Exhibit 10.1 of the quarterly report on Form 10-Q filed on May 14, 2026)

(d)(18)*	Separation Agreement between Sharps Technology, Inc. and Robert M. Hayes (incorporated by reference to Exhibit 10.6 of the current report on Form 8-K filed on August 25, 2025)

(d)(19)*	Sales Agreement, dated as of September 2, 2025, by and among the Company, Cantor Fitzgerald & Co., and Aegis Capital Corp. (incorporated by reference to Exhibit 1.1 of the current report on Form 8-K filed on September 2, 2025)

(d)(20)*	Form of Waiver and Consent, dated September 26, 2025 (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on September 29, 2025)

(d)(21)*	Open Market Share Repurchase Agreement, dated October 6, 2025 (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on October 9, 2025)

(d)(22)*	Lock-up Agreement, dated January 15, 2026, by and between Sharps Technology, Inc. and SOL Markets. (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on January 16, 2026)

(d)(23)*	Certificate of Designation, Preferences, and Rights of Series C Preferred Stock, dated May 14, 2026. (incorporated by reference to Exhibit 3.1 of the quarterly report on Form 10-Q filed on May 14, 2026)

(d)(24)*	Rights Plan, dated as of May 14, 2026, by and between Sharps Technology, Inc. and VStock Transfer LLC, as rights agent. (incorporated by reference to Exhibit 4.1 of the quarterly report on Form 10-Q filed on May 14, 2026)

(d)(25)*	Form of Rights Certificate (included as an exhibit to Exhibit d(24)).

(d)(26)*	Employment Agreement dated May 22, 2026, by and between Company and Arthur Levine (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on May 29, 2026)

(g)	Not Applicable.

(h)	Not Applicable.

107*	Filing Fee Table.

*	Previously filed

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2026

SkyAI, Inc.

By:	/s/ Paul K. Danner
Name:	Paul K. Danner
Title:	Principal Executive Officer

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